UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PROSPER MARKETPLACE, INC.
(Name of Subject Company (Issuer))

PROSPER MARKETPLACE, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

SERIES A PREFERRED STOCK, $0.01 PAR VALUE

SERIES B PREFERRED STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Sachin Adarkar, Esq.
General Counsel and Chief Compliance Officer
101 Second Street, 15th Floor
San Francisco, California 94105
(415) 593-5433

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004-2401
Tel: (202) 662-6000

Transaction Valuation(1)	CALCULATION OF FILING FEE	Amount of Filing Fee(2)
$19,999,990.52		$2,576.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon the purchase of 1,392,757 outstanding shares of Series A Preferred Stock and Series B Preferred Stock, in the aggregate, at the maximum tender offer price of $14.36 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐ ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Prosper Marketplace, Inc., a Delaware corporation (“Prosper” or the “Company”), to purchase up to 1,392,757 shares, in the aggregate, of its Series A Preferred Stock, par value $0.01 per share, and Series B Preferred Stock, par value $0.01 per share (collectively, the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price equal to $14.36 per Share, net to the seller in cash, without interest. Prosper’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated June 18, 2014 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)      The name of the issuer is Prosper Marketplace, Inc.  The address and telephone number of Prosper is set forth under Item 3.

(b)      The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)      The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)      Prosper is the filing person and the subject company.  The address of Prosper’s principal executive office is 101 Second Street, 15th Floor, San Francisco, California 94105.  Prosper’s telephone number is (415) 593-5433.  The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(b)      The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)      The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)  The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d)  The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b)  The information set forth under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)      The information set forth under Section 16 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)      The information set forth under Section 10 (“Information About Prosper”) in the Offer to Purchase and the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended, is incorporated herein by reference.

(b)      The information set forth under Section 10 (“Information About Prosper”) in the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a)      The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 10 (“Information About Prosper”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) and Section 13 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b)      The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPER MARKETPLACE, INC.

By:	/s/ Sachin Adarkar
Name: Sachin Adarkar
Title: General Counsel & Secretary

Dated: June 18, 2014

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(i)	Offer to Purchase, dated June 18, 2014.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter dated June 18, 2014, from Aaron Vermut, Chief Executive Officer of Prosper Marketplace, Inc.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(d)(1)
Asset Transfer Agreement, dated January 22, 2013, between Prosper Marketplace, Inc. and Prosper Funding LLC (incorporated by reference to Exhibit 2.1 of Prosper and Prosper Funding’s Current Report on Form 8-K, filed on January 28, 2013)

(d)(2)
Administration Agreement between Prosper Funding LLC and Prosper Marketplace, Inc. (incorporated by reference to Exhibit 10.1 of PMI and Prosper Funding’s Current Report on Form 8-K, filed on January 28, 2013)

(d)(3)
Amendment No. 1 to Administration Agreement between Prosper Funding LLC and Prosper Marketplace, Inc., dated January 1, 2014 (incorporated by reference to Exhibit 10.1 to Prosper’s Quarterly Report on Form 10-Q  filed with the Securities and Exchange Commission on May 14, 2014)

(d)(4)
Indemnification Agreement, dated January 15, 2013, between Prosper Marketplace, Inc. and Patrick Grady (incorporated by reference to Exhibit 10.20 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(5)
Indemnification Agreement, dated July 18, 2013, between Prosper Marketplace, Inc. and Rajeev V. Date (incorporated by reference to Exhibit 10.21 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(6)
Schedule of Prosper Marketplace, Inc. Officer and Director Indemnification Agreements (included as Exhibit A in Exhibit d(4)) (incorporated by reference to Exhibit 10.22 of Prosper’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014)

(d)(7)	Amended and Restated Investors’ Rights Agreement, dated May 15, 2014, by and among Prosper and the persons and entities listed on Exhibit A thereto (1)
(d)(8)	Amended and Restated Voting Agreement, dated May 15, 2014, by and among Prosper and the entities listed on Exhibit A thereto and the persons listed on Exhibit B thereto (1)
(d)(9)	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated May 15, 2014, by and among Prosper and the individuals and entities listed on Exhibit A thereto and Exhibit B thereto (1)

(1)  Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act.